UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2006

Or

[  ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

Commission file number 000-50901

               A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Bank's 401(k) Plan

            B:   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

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Financial Statements and Exhibits

    (a)    Financial Statements

    The Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan became effective as of October 1,
    2004. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2006 and 2005.

    (b)    Exhibit 23

                    Consent of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HOME FEDERAL BANK'S 401(k) PLAN

Date: June 28, 2007	By: /s/ Daniel L. Stevens
Daniel L. Stevens
Administrator

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HOME FEDERAL BANK'S
401(K) PLAN

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

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TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-10

SUPPLEMENTAL INFORMATION

Schedule H, line 4i - Schedule of assets (held at end of year)	11

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal Bank's 401(K) Plan
Nampa, Idaho

We have audited the accompanying statements of net assets available for benefits of Home Federal Bank's 401(K) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank's 401(K) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Spokane, Washington
June 28, 2007

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HOME FEDERAL BANK'S 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

INVESTMENTS, AT FAIR VALUE
Pooled separate accounts	$ 3,362,897	$ 2,709,859
Common stock	2,408,766	1,573,140

Total investments	5,771,663	4,282,999

Participant loans	48,219	57,205

Cash	102,136	63,619

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	5,922,018	4,403,823

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	2,118	1,744

NET ASSETS AVAILABLE FOR BENEFITS	$ 5,924,136	$ 4,405,567

See accompanying notes.                                                                                                                                                                                     2

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HOME FEDERAL BANK'S 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 4,692	$ 4,054
Net appreciation of fair value of investments	1,024,464	111,907

	1,029,156	115,961

Contributions:
Participants	552,725	447,212
Employer matching	226,409	155,585
Rollovers	39,048	74,810

	818,182	677,607

Total additions	1,847,338	793,568

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	325,309	349,771
Administrative expenses	3,460	2,266

Total deductions	328,769	352,037

NET INCREASE	1,518,569	441,531

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,405,567	3,964,036

End of year	$ 5,924,136	$ 4,405,567

See accompanying notes.                                                                                                                                                                                    3

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Investments are stated at fair value. Quoted market prices are used to value shares of common stock. Units of pooled separate accounts are valued at accumulation unit values (consisting of the account's performance at year end plus applicable dividend income less administrative expenses). The investment in the fully benefit-responsive contract is stated at contract value, which represents contributions, reinvested income, less any withdrawals plus accrued interest. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at their outstanding balances, which approximate fair value.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments. Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

New accounting pronouncements:
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Note 2 - Plan Description

General:
The following description of the Home Federal Bank's 401(K) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Home Federal Bank (the Bank), a wholly owned subsidiary of Home Federal Bancorp (Bancorp). The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL).

Name change:
During 2005 the Plan changed its name from Home Federal Savings & Loan Association of Nampa 401(k) Savings Plan to Home Federal Bank's 401(K) Plan.

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

The service requirement for matching contributions is one year of service. A year of service will have been completed if, at the end of twelve consecutive months of employment, at least 1,000 hours of service have been performed. If 1,000 hours of service have not been completed by the end of twelve consecutive months of employment, a year of service will have been completed at the end of any following plan year during which 1,000 hours of service are performed.

For purpose of salary deferrals, there is no service requirement for eligibility to participate. Thus, for all employees other than excluded employees, participation with respect to those contributions can begin upon hire.

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Contributions:
 Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount up to 100% of pretax annual compensation, and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of pooled separate accounts and Bancorp common stock.

Matching contributions are made as a percentage of the amount of salary deferred by employees. Additional discretionary contributions can also be made to the Plan. Both types of contributions are made at the discretion of the Board of Directors. The Bank elected to make matching contributions equal to 50% of the first 10% of base compensation that a participant contributed to the Plan during 2006 and 2005. The Bank's contributions equaled $226,409 and $155,585 during the years ended December 31, 2006 and 2005, respectively. No additional employer discretionary contributions were made during 2006 and 2005.

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant's account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service. A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Profit Sharing Contributions

Years of Service	Percentage
Less than 2 years	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant's accounts:
Each participant's account is credited with the participant's contribution and the allocation of the Bank's contributions and net plan earnings. Earnings allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Forfeitures:
 If a participant is not vested or is partially vested in their account balance when they leave, the non-vested portion of their account balance will be forfeited on the earlier of:

            a)    the distribution of their entire vested account balance, or

            b)    five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are reallocated as employer contributions. If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

Participants who are not employed on the last day of the plan year are not allocated an employer matching contribution. Such advanced contributions are available for the reduction of future discretionary contributions and totaled $8,740 and $0 for the years ended December 31, 2006 and 2005, respectively.

Participant loans:
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.75% to 10.50%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her heirs may elect to receive an amount equal to the value of the participant's vested interest in his or her account in lump-sum amounts, installments, or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. There were no distributions requested but not yet remitted as of December 31, 2006 and 2005, respectively.

Plan termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Bank.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bank.

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The following table present investments that represent 5% or more of the plan's assets at December 31, 2006 and 2005.

2006

Pooled Separate Accounts:
American Balanced	$ 676,660
Fidelity VIP II Contrafund	316,662

Common Stock:
Home Federal Bancorp	2,408,766

2005

Pooled Separate Accounts:
ING VP Money Market	$ 605,424
American Balanced	294,275
Fidelity VIP II Contrafund	222,788

Common Stock:
Home Federal Bancorp	1,573,140

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Pooled separate accounts	$ 320,241	$ 150,440
Common stock	704,223	(38,533)

NET APPRECIATION OF FAIR VALUE OF
INVESTMENTS	$ 1,024,464	$ 111,907

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp common stock. These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain Plan investments are shares of pooled separate accounts managed by ING Life Insurance and Annuity Company (ING). ING is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has participant loans, which qualify as party-in-interest transactions.

Note 5 - Investment Contract with Insurance Company

The plan has entered into a benefit-responsive investment contract with ING. ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2006 and 2005 was $30,436 and $39,387, respectively. The average yield and crediting interest rates for 2006 and 2005 were 3.80% and 3.70% respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3.45% and 3.35% for 2006 and 2005 respectively. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value with ING. The Plan administrator believes the occurrence of such events that would also limit the Plan's ability to transact at contract value with Plan participants is not probable.

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HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Reconciliation of the Financial Statements to Form 5500

The 2006 and 2005 Forms 5500 has certain items of assets, income, and expenses that differ from the amounts shown on the accompanying statements of net assets available for benefits and changes in net assets available for benefits. The 2005 differences relate to classification only and have no effect upon net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

Net assets available for benefits per the financial statements	$ 5,924,136
Advance contributions	(11,913)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$ 5,912,223

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

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HOME FEDERAL BANK'S 401(K) PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan's Sponsor EIN:     82-0127850
Plan Number:                002

		(c) Description, Including Maturity Date	December 31, 2006
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Pooled separate accounts:
*	ING Fixed		**	$ 30,436
*	ING VP Money Market	23,178 units	**	259,961
	Templeton Global Bond	1,592 units	**	31,064
*	ING VP Intermediate Bond	8,252 units	**	118,129
*	ING GNMA Income Fund	4,780 units	**	57,175
	American Balanced	43,559 units	**	676,660
*	ING VP Index Plus Large Cap	25,032 units	**	242,850
	Oppenheimer Main Street	6,306 units	**	63,940
	Pioneer Fund	16,491 units	**	181,913
	Washington Mutual Investors	3,093 units	**	118,702
	Fidelity VIP II Contrafund	23,268 units	**	316,662
	Fidelity Advisor Mid Cap	18,863 units	**	265,534
*	ING Am Cent Sm Cap	3,073 units	**	50,242
*	ING Baron Small Cap	3,226 units	**	58,503
*	ING VP Index Plus Mid-Cap	4,511 units	**	67,477
*	ING VP Index Plus Small-Cap	7,820 units	**	138,496
	Lord Abbett Mid-Cap	8,472 units	**	129,268
*	ING Oppenheimer Glob Port	7,102 units	**	119,315
*	ING VP Int'l Value	11,191 units	**	191,315
*	ING T Rowe Price Gr Eq	9,611 units	**	97,132
*	ING Solution 2015	78 units	**	843
*	ING Solution 2025	11,948 units	**	130,033
*	ING Solution 2035	766 units	**	8,408
*	ING Solution 2045	802 units	**	8,839

				3,362,897

	Common stock:
*	Home Federal Bancorp	140,371 shares		2,408,766
*	Participant loans	6.75% - 10.50%		48,219
				$ 5,819,882

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

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EXHIBIT INDEX

Exhibit No.

    23         Consent of Independent Registered Public Accounting Firm

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Exhibit 23

Consent of Independent Registered Public Accounting Firm

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (registration statement number 333-121085, filed on December 8, 2004) of Home Federal Bancorp, Inc. of our report dated June 28, 2007, relating to the financial statements of Home Federal Bank's 401(k) Plan, which appear in this Annual Report (Form 11-K) as of and for the year ended December 31, 2006.

/s/ Moss Adams LLP

Spokane, Washington
June 28, 2007

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